UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number                        1-1143
INCO LIMITED

(Exact name of registrant as specified in its charter)
145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7   (416) 361-7511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Share Purchase Warrants

(Title of each class of securities covered by this Form)
Common Shares, LYONs Notes due 2006*,
Convertible Debentures due 2023* and Subordinated Convertible Debentures due 2052*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☑	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	none
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2006	By:	/s/ Simon A. Fish
		Name:	Simon A. Fish, Esq.
		Title:	Executive Vice-President, General Counsel and Secretary

* Duty to file currently suspended under section 15(d).